January 29, 2015

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Avenue Financial Holdings, Inc.
Registration Statement on Form S-1 (Number 333- 201438)
Response to Staff Comment Letter Dated January 28, 2015

Dear Mr. Schiffman:

This letter responds to the comments of the staff of the Commission received by letter, dated January 28, 2015, relating to the above-referenced Registration Statement.

We have discussed the staff’s comments with representatives of the Company and the underwriter. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

Underwriting

Directed Share Program, page 146

1. Please disclose who is administering the directed share program.

The Company and the underwriter, Keefe, Bruyette & Woods, Inc. (“KBW”), have agreed to reserve up to 125,000 shares of common stock (the “Shares”) to be sold in the proposed offering at the public offering price for purchase by certain persons associated with the Company through a directed share program (the “Program”), which will be disclosed in the preliminary red herring prospectus (the “Preliminary Prospectus”) that the Company intends to file on January 30, 2015. KBW, through its affiliate Stifel, Nicolaus & Company, Incorporated (“Stifel”), is administering the Program. Senior executives of the Company are in the process of identifying those persons who have business relationships with or who are otherwise affiliated with the Company or the bank whom they would like to have the opportunity to participate in the Program (the “Invitees”). The Company has not yet determined, or identified to KBW/Stifel, all of the potential Invitees. The Company will allocate shares to the Invitees, and KBW/Stifel will handle the mechanics of distributing the Shares.

2. If the underwriter administrating the directed share program is not named as an underwriter in this section and on the prospectus cover page, please provide your legal and factual analysis for excluding them.

Section 2(a)(11) of the Securities Act of 1933, as amended, provides:

The term “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission. As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

As noted in our response to comment 1, KBW, through its affiliate Stifel, is administering the Program. Given that Stifel will not purchase Shares in the offering but is merely serving in an administrative capacity to effect the Program, the Company does not believe, consistent with prior precedent with respect to this issue (River Valley Bancorp Form S-1, File No. 333-195361; and Talmer Bancorp, Inc. Form S-1, File No. 333-193300), that Stifel is acting as an underwriter in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act of 1933, as amended, and therefore does not need to be named as such.

The Program is part of the underwritten offering. There has been no communication between the Company and KBW/Stifel on the one hand and Invitees on the other hand to date. Once an amendment to the Form S-1 including the Preliminary Prospectus is filed and the Company formally launches the offering, a FINRA-licensed registered representative from KBW/Stifel will contact the Invitees. Those individuals will receive an email with a cover letter describing the offering terms and the Program. Also included with that email will be a copy of the Preliminary Prospectus. Invitees will also receive paperwork to complete to open a general purpose brokerage account at Stifel in the event the Invitee wants to participate in the Program. Invitees who choose to participate in the Program will be asked to submit non-binding indications of interest, and are not required to fund accounts prior to the effective date of the Registration Statement. All sales will occur post effectiveness of the Registration Statement and Program participants will only be required to fund prior to settlement date.

When the proposed offering is priced, the Company will determine the final allocation of Shares among those persons who submitted timely and proper indications of interest in participating in the Program. KBW/Stifel will then call each such person to confirm certain pertinent information, including the purchase price, the number of Shares allocated to such person, the person’s continued desire to participate in the Program, the number of Shares within the allocated amount, if any, they intend to purchase and such person’s account number. KBW/Stifel will send each person who, when the offering is priced, confirms his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale. Full payment of the purchase price for the Shares bought in the offering through the Program must be received by KBW/Stifel by the settlement date, which will be three or four business days after the pricing date of the proposed offering. No funds are required to be deposited into purchaser brokerage accounts in connection with the Program prior to that time.

Except for the selection of the Invitees, the use of materials that specifically related to the Program and the process described above, the Company believes the procedures for the Program are generally the same as the procedures for the general offering to the public, although the Company will determine the final allocation of Shares among those persons participating in the Program. It is anticipated that the institutional and retail investors that will purchase Shares in the “general offering to the public” will be existing clients of KBW/Stifel.

Based on the foregoing, given that Stifel will not purchase Shares in the offering but is merely serving in an administrative capacity to effect the Program, Stifel is not acting as a conduit of the Company and Stifel is not purchasing Shares from the Company with a view towards distribution, the Company does not believe Stifel is acting as an underwriter in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act of 1933, as amended, and therefore does not need to be named as such in the prospectus.

We believe the foregoing is responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 615-252-2341.

Very truly yours,

BRADLEY ARANT BOULT CUMMINGS LLP

By: John W. Titus

Enclosures